Exhibit 99.4

Bezeq The Israel Telecommunication
Corporation Ltd
Chapter D
Additional Information about the Company
Corporate Governance Questionnaire

 For period ended
December 31, 2013

1.	Regulation 10A: Summary of the Company's consolidated statements of income for the year ended December 31, 2012 (in NIS millions).

See section 1.3 to the Director's Report, attached to the second part of this report.

2.	Regulation 11: Breakdown of material investments in subsidiaries and material affiliates as of the date of the financial statements1

Company name:	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in the issued equity and in the voting rights	Rate of holdings in rights to appoint directors	Company's separate balance sheet value1 (in NIS millions)
Pelephone Communications Ltd. ("Pelephone")	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%	4,123
Bezeq International Ltd. ("Bezeq International")	The Company	Ordinary NIS 0.1 shares	1,136,986,301	113,698,630	100%	100%	1,017
D.B.S. Satellite Services (1998) Ltd. 2 ("DBS")	The Company	Ordinary NIS 1 shares	14,881	14,881	49.78%	45.45%3	979

3.	Regulation 12: Changes in investments in subsidiaries and material affiliates in the reporting period:

Date of change	Nature of the change5	Company name:	Reported amounts (NIS thousands)
May 12, 2013	Payment of dividend	Pelephone	287
Sept 8, 2013	Payment of dividend	Pelephone	314
May 12, 2013	Payment of dividend	Bezeq International	84
Sept 8, 2013	Payment of dividend	Bezeq International	81
Jan - Dec 2013	Linkage differentials and interest on shareholders loans	DBS	226
Mar 15, 2013	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
Sept 16, 2013	Repayment of loan provided by the Company to Bezeq International	Bezeq International	8
Dec 5, 2013	Repayment of loan provided by the Company to Bezeq International	Bezeq International	32
Mar 15, 2013	Repayment of loan provided by the Company to Pelephone	Pelephone	90
May 13, 2013	Repayment of loan provided by the Company to Pelephone	Pelephone	44
Aug 29, 2013	Repayment of loan provided by the Company to Pelephone	Pelephone	88
Nov 15, 2013	Repayment of loan provided by the Company to Pelephone	Pelephone	88
Mar 20, 2013	Loan provided to Bezeq International	Bezeq International	10
Aug 6, 2013	Loan provided to Bezeq International	Bezeq International	30

1	For details relating to other investees held directly or indirectly by the Company, see Note 10.2 to the consolidated financial statements.

2
The enclosed values include loans provided as follows: NIS 220 million to Pelephone and NIS 200 million to Bezeq International For further information pertaining the loans provided, maturity dates, and the loans provided to other investees, see Note 8.2 to the separate financial information attached to the Periodic Report.

3	The investment in D.B.S. includes investments of NIS 1,968 million by way of loans; For details relating to these loans see Note 10.1.4 to the consolidated financial statements.

4
Under DBS articles of association, based on the current holdings in DBS, the Company is entitled to appoint up to 5 of the 11 directors that the shareholders in DBS are entitled to appoint. Furthermore, under DBS articles of association, the voting rights of each board member will be equivalent to the total voting rights of the shareholder who appointed the director divided by the number of directors appointed by that shareholder so that the voting rights of the directors appointed by the Company will be 49.7% of the voting rights in DBS. The Company has warrants which, at date of publication of the periodic report, grants rights to 8.6% of DBS shares (see section 1.1.2 of the Description of Company Operations).

5
For further information pertaining to the increase of the holding of an indirectly held investee see Note 10.2.2 to the consolidated financial statements. It is noted that the repayment amounts set out in this Regulation refer to principal amounts only.

4.	Regulation 13: Revenues of subsidiaries and material affiliates and the revenues of the Company from them as of the reporting date (in NIS millions)6

Company name:	Profit (loss) for the period	Comprehensive income (loss) for the period	Dividends	Management fees	Interest income
Pelephone	521	517	601	6	23
Bezeq International	158	160	165	1.5	11
DBS	(381)	(381)	-	-	193

5.	Regulation 20: Trading the Company’s securities on the TASE – dates and reasons for interruption of trade

During 2013 NIS 600,265,000 par value debentures (Series 6) and NIS 189,900,000 par value debentures (Series 7) were listed following a private placement for classified investors that the Company executed in May 2013, and an additional NIS 434,782,609 par value debentures (Series 6), which were listed for trading following a private placement for classified investors that the Company executed in November 2013.

6.	Regulation 21: Remuneration of related parties and executive officers

Below is a breakdown of the remunerations paid in 2013, as recognized in the financial statements for 2013, to each of the five highest-paid senior officers in the Company or in a corporation under its control, and which were paid to them in lieu of their service in the company or a corporation under its control, (employer's cost on annual basis):

6
In addition, subsequent to reporting date, the subsidiaries announced distribution of dividends, as follows: 1. On February 19, 2014 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 206 million in May 2014. 2. On February 18, 2014 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 77 million in May 2014.

Recipient		Remuneration (in NIS thousands)						Total (NIS thousands)	Section below
Name	Position	Scope of position	Fee7	Bonus8	Share-based payment	Phantom options:9	Other	Total10
Gil Sharon	CEO, Pelephone:	Full-time	2,915	1,332	-	1,810	-	6,057	B.
Yitzhak Benbenisti	CEO, Bezeq International Ltd.	Full-time	2,105	1,829	-	1,207	-	5,141	C.
Stella Handler 11	CEO, Bezeq	Full-time	2,700	1,487	-	-	-	4,187	A.
Dudu Mizrahi	Deputy CEO and CFO	Full-time	1,554	660	-	241	-	2,455	D.
Ran Guron	Deputy CEO and VP Marketing	Full-time	1,640	638	-	241	-	2,519	E.

Breakdown of the terms of employment of the senior officers who appear in the foregoing table:

A.	Stella Handler

Employed in the Company as CEO since April 14, 2013 under a personal employment agreement signed on March 6, 2013. The agreement is unlimited in time with either party having the right to terminate it by written prior notice of 6 months. Her monthly salary (gross) is NIS 140 thousand and is linked to the consumer price index.

The CEO's bonus goals for 2013 were pre-set by the Company's board of directors in March 2013 and based on the Company's annual work plan for 2013. They were also approved by the general meeting on May 8, 2013 and included four goals12: (a) EBITDA goals for the Company (separate), which constitute 40% of the bonus calculation; (b) a cash flow from operating activities goal, which consititutes 40% of the bonus calculation; (c) an after tax profit goal, which constitutes 10% of the bonus calculation; (d) chairman of the board assessment of the CEO's performance, which constitutes 10% of the bonus calculation. The prerequisite for receiving the bonus was that performance compared to budget (Bezeq's separate budget) for 2013, of the funds from operations (FFO) item (NIS 2,158 million)13, did not fall below the target by more than 10%. The rate of compliance of the Company's CEO with all the 2013 bonus targets was 125%, and accordingly, the bonus awarded to the CEO for 2013 is 125% of her annual salary (pro rata for the portion of the year during which she served as CEO), in an amount of NIS 1,487 thousand.

7
The salaries include the cost of salaries and ancillary salary costs, including perks and social benefits such as telephone expenses, customary type of company car, study fund (for some of the managers), reimbursement of expenses and leave pay, sick leave and customary annual recreation days.

8
The bonus is for 2013 (at reporting date, is yet to be paid to senior officers) and includes a contingent portion that will not be paid to these officers, rather by way of the distribution described in footnote 12. During 2013 these officers received bonuses for 2012, the amounts of which are included in the corresponding table in the Company's annual report for 2012, published on March 14, 2013.

9
The value according to the Black & Scholes formula is correct at reporting date. This is the relative value for share based payments for phantom options alloted on December 30, 2010 at exercise price of NIS 10.206 (adjusted) (the "Phantom Options"), which were recognized in the financial statements for the reporting year.

10
The total amount takes into account the amounts added to the phantom options sections. These amounts were added due to addition provisions set aside during the reporting year for the phantom options. It should be noted that in practise during 2013, these senior officers were not paid for the phantom options as they were out of money.

11	Calculated according to the date of commencement of office as CEO of the Company on April 14, 2013.

12
Under the remunerations plan approved by the general meeting on September 3, 2013, and the 2013 bonus goals set by the Company's compensations committee and board of directors: (a) The CEOs of the Company, of Pelephone and Bezeq International are eligible to receive up to 100% of their annual salaries (without ancillary benefits) and the Company's VPs are eligible for 50%, for full compliance with the goals that will be prescribed for each calendar year. In addition, a outperformance formula was fixed at up to 125% of the annual salaries for the CEOs of the Company, Pelephone and Bezeq International and up to 62.5% of the annual salaries for the Company's VPs; (b) the Company's compensations committee and board of directors may resolve, by the date of approval of the financial statements for the relevant year, that there were exceptional circumstances that justify not paying the bonus or part thereof although the goals set were met. (c) Full compliance with the EBITDA goal will constitute 40% of the bonus and compensation for such compliance will be paid as follows: 1. 60% of the bonus eligibility for compliance with the EBITDA for 2013 will be paid following the date of approval of the financial statements for this year. 2. The balance of the bonus eligibility for 2013, i.e. 40%, will be paid in 2015 and only if the minimum EBITDA goal set by the Company's board of directors, compared with the 2014 budget, is achieved. (d) If it comes to light that any bonus paid to a manager on the bases of data that afterwards is found to be misleading and are reclassified in the Company's financial statements, the manager will be required to refund to the Company the difference between the amount received and the amount of the bonus as calculated based on the updated figures.

B.	Gil Sharon

Employed as CEO of the subsidiary, Pelephone, under a personal employment agreement dated January 19, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months prior notice (by Pelephone) and 3 months prior notice (by Pelephone's CEO). His gross monthly salary is NIS 175,000 (gross), which is linked to the CPI (in the reporting year, his gross monthly salary amounted to NIS 181,000). On December 30, 2010 the CEO of Pelephone was awarded 3,000,000 phantom options.

The bonus goals for the CEO of Pelephone were set in advance by the Company's board of directors (in February 2013), following the approval of Pelephone's board of directors and the Company's compensations committee, and were based on Pelephone's working plan for 2013, and included14: an EBITDA goal (based on Pelephone's separate financial statements), constituting 40% of the bonus calculation; a management goal based on Pelephone's FFO cash flows that constitute 20% of the bonus calculation; a goal based on Pelephone's net profit that constitutes 10% of the bonus calculation; a goal relating to Pelephone's competitive position in the market constituting 20% of the bonus calculation; and the chairperson of Pelephone's board of directors assessment of the CEO's performance, which constitutes 10% of the annual bonus calculation for Pelephone's CEO for 2013. Pelephone CEO's rate of compliance with all the 2013 bonus targets was 61%, and accordingly, the bonus awarded to the CEO for 2013 is 61% of his annual salary, amounting to NIS 1,332 thousand. It is noted that for calculating Pelephone CEO's bonus for 2013 expenses incurred due to Pelephone's collective labor agreement, the impact of which on Pelephone CEO's bonus is a negligible amount of NIS 4,000 (for complying with Pelephone's cash flow goal).

C.	Yitzhak Benbenisti

Employed as CEO of the subsidiary Bezeq International since November 6, 2007, under a personal employment agreement dated July 1, 2007. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. His gross monthly salary is NIS 125,000 (gross), which is linked to the CPI (in the reporting year, his gross monthly salary amounted to NIS 129,000). On February 10, 2014 Yitzhak Benbenisti gave notice of the termination of his office and he is expected to resign on August 11, 2014. On December 30, 2010 the CEO of Bezeq International was awarded 2,000,000 phantom options.

The bonus goals for the CEO of Bezeq International were set in advance by the Company's board of directors (in February 2013), following the approval of Bezeq International's board of directors and the Company's compensations committee, and were based on Bezeq International's annual working plan for 2013, and included15: an EBITDA goal (based on Bezeq International's separate financial statements), constituting 40% of the bonus calculation; a management goal based on Bezeq International's FFO cash flows that constitute 40% of the bonus calculation; a goal based on Bezeq International's net profit that constitutes 10% of the bonus calculation; and the chairperson of Bezeq International's board of directors assessment of the CEO's performance, which constitutes 10% of the annual bonus calculation. Bezeq International CEO's rate of compliance with all the 2013 bonus targets was 117%, and accordingly, the bonus awarded to the CEO for 2013 is 117% of his annual salary, amounting to NIS 1,829 thousand.

13
Funds from operations (FFO) - cash flows from operations before changes in working capital and before changes in other asset and liability items. The FFO index weights the foregoing performance compared with measurable goals (the goals are not described in detail due to the fact that they include confidential information, the disclosure of which may adversely affect the Company) and is also used by rating companies for analyzing company performance.

14	See Footnote 12 above.

15	See Footnote 12 above.

D.	David ("Dudu") Mizrahi

Employed as Deputy CEO and CFO since January 1, 2013 (in the Company since May 1996). The agreement is for an unlimited period, and it may be terminated by either party with 6 months prior notice. His monthly salary in 2013 amounted to NIS 90,000 (from the date of his appointment as Deputy CEO and CFO) and is linked to the CPI. On December 30, 2010 Dudu Mizrahi was awarded 400,000 phantom options.

The bonus goals for the Deputy CEO and CFO were preset by the Company's board of directors in February 2013, based on the Company's annual work schedule for 2013 and included16: (a) EBITDA goals for the Company (separate), which constitute 40% of the bonus calculation; (b) a goal relating to improvement in service quality, which consititutes 40% of the bonus calculation; (c) personal management goals, which constitute 10% of the bonus calculation; (d) assessment of the chairman of the board, which constitutes 10% of the bonus calculation. The rate of compliance of the Deputy CEO and CFO with all the 2013 bonus targets was 122%, and accordingly, the bonus awarded to the CEO for 2013 is 61% of his annual salary, amounting to NIS 660 thousand.

E.	Ran Guron

Employed as Deputy CEO and VP Marketing of the Company since March 16, 2011 (in the Company since December 18, 2005). The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. The monthly salary of the Deputy CEO and VP marketing, since 2011, was NIS 90 thousand (since his appointment as Deputy CEO), and is linked to the consumer price index (during the reporting year, his salary (gross) amounted to NIS 93 thousand). On December 30, 2010 Ran Guron was awarded 400,000 phantom options.

Pursuant to the principles of the remunerations policy, the bonus goals for the Deputy CEO and VP Marketing were preset by the Company's board of directors in February 2013, based on the Company's annual work schedule for 2013 and included17: (a) EBITDA goals for the Company (separate), which constitute 40% of the bonus calculation; (b) a goal relating to improvement in service quality, which consititutes 40% of the bonus calculation; (c) personal management goals, which constitute 10% of the bonus calculation; (d) assessment of a manager, which constitutes 10% of the bonus calculation. The rate of compliance of the Executive VP and VP Marketing with all the bonus goals set for 2013 was 114%. On March 5, 2014 the Company's board of directors reviewed the compliance of the Deputy CEO and VP Marketing with the goals and based on the rate of compliance, the bonus awarded to the Deputy CEO and VP Marketing for 2013 is 57% of his annual salary, amounting to NIS 638 thousand.

F.
It should be noted that a general meeting of the Company's shareholders is to be convened on March 19, 2014, pursuant to an immediate report (amended) convening the meeting which was published on March 5, 2014. The agenda for the meeting includes an amendment to the remunerations policy, inter alia, pertaining to the prerequisite terms for the CEOs of the Company, Bezeq International and Pelephone for receiving an annual bonus.

Other interested parties who receive remuneration from the Company

A.
Avi Gabbay - former CEO of the Company who serviced in his position from November 14, 2007 through the end of the first quarter of 2013 (April 14, 2013). The Company's compensations committee and board of directors assessed his performance during this quarter and his continuing contribution throughout his entire term of office as CEO of the Company, helping the Company meet its operating goals and its good financial results in 2013. Consequently, on March 5, 2014 the Company's board of directors approved (subsequent to approval of the Company's compensations committee), subject to approval of the general meeting of the Company's shareholders (that has not yet convened), to award Avi Gabbay a bonus of 100% of his annual salary for the 3.5 months of actual service in 2013, in the amount of NIS 654 thousand. The bonus complies with the Company's remunerations policy and is, in the opinion of the compensations committee and board of directors, fair and reasonable under the circumstances.

16	See Footnote 12 above.

17	See Footnote 12 above.

B.
Rami Nomkin - an employee director (appointed as a director by the general meeting on January 17, 2007) dealing with the Company's community contribution. He transferred from the Ministry of Communications in 1966.  Mr. Nomkin’s total salary for 2013 amounted to NIS 696 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2013 in the amount of NIS 20 thousand, which as at reporting date has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA results. On January 25, 2011 the Company's general meeting approved allotting 47,774 options to Mr. Nomkin, at an exercise price of NIS 7.457 (adjusted), under a material private placement report for an employee director dated December 20, 2010, which based on Black and Scholes model amounts to NIS 182 thousand18. All the remunerations paid to Mr. Nomkin, including the forgoing option allotment, are due to his being an employee of the Company and not for his service as a Company director.

C.
Yair David - served as an employee director during the reporting year (appointed as a diretor by the general meeting on October 11, 2012), and is employed as head of contractor supervision in the work execution section of the Company’s Technologies and Network Division.  He transferred from the Ministry of Communications in 1982. Mr. David finished his term as a director of the Company on February 4, 2014 and signed a retirement agreement. He is expected to retired from the Company on May 31, 2014. Mr. David’s total salary for 2013 amounted to NIS 590 thousand and is linked to the professional salary tables. This salary does not include a bonus for 2013 in the amount of NIS 17 thousand, which as at reporting date has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA results. On January 25, 2011 as part of the Company's employee option plan, 34,516 options were allotted to Mr. David, at an exercise price of NIS 7.457 (adjusted), the value of which based on Black and Scholes model amounts to NIS 131 thousand 19. All remunerations paid to Mr. David, including the forgoing option allotment, are due to his being an employee of the Company and not for his service as a Company director (the options were allotted prior to his appointment as a director of the Company).

D.
Remuneration of three external directors is in accordance with the maximum tariffs prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (for external expert directors) linked to the CPI as set in said regulations and which was updated under an amendment which took effect on March 6, 2008 and which was approved by the general meeting on June 1, 2008. The remuneration for 2013 for Mr. Mordechai Keret is NIS 496,061, for Mr. Yitzhak Edelman, NIS 465,623 and for Ms. Tali Simon, NIS 414,072 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

E.
Remuneration for two independent directors  is accordance with the maximum tariff (for an expert external director) as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as set in said regulations and which was updated under the foregoing amendment. The remuneration in 2013 for Mr. Eldad Ben-Moshe is NIS 344,339 and for Mr. Yehoshua Rosenzweig is NIS 448,148 (including the reimbursement of travel expenses, pursuant to the approval of the general meeting).

F.
Eurocom Communications Ltd. management fees  - on June 13, 2013 the Company's general meeting approved engaging with Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder (indirectly) of the Company, in an amended consultancy and management services agreement for a period of three years as of June 1, 2013 through to May 31, 2016 in return for an annual fee of NIS 5.524 million (for a description of the main points of the agreement, see the immediate report for convening a general meeting dated May 7, 2013, as amended in an amended report on June 10, 2013). For the period from January 1, 2013 through to December 31, 2013, the amount paid to Eurocom Communications for these services amounted to NIS 5,062,133 (not including VAT).

7.	Standard 21A: The controlling shareholder of the Company

To the best of the Company's knowledge, the final controlling shareholder of the Company is Mr. Shaul Elovitch, through his holdings in Eurocom Holdings (1979) Ltd. ("Eurocom Holdings"), Eurocom Assets Holdings Ltd., Eurocom Assets Ltd., Eurocom Technologies Management (2005) Ltd., Eurcom Communications Holdings 2005 Ltd., and his holdings (direct or indirect) in Eurocom Communications Ltd. ("Eurocom Communications")20.  Eurocom Communications is the controlling shareholder in Internet Gold-Golden Lines Ltd., ("Internet Gold"), which controls B Communications Ltd. (“B Communications”), the controlling shareholder (wholly owned) of B Communications (S.P. 1) Ltd. ("B Communications 1") and its wholly owned subsidiary, B Communications (S.P. 2) Ltd. ("B Communications 2"). Each of the aforesaid companies is also considered to be the controlling shareholder of the Company, in accordance with the Securities Law, 1968 ("Securities Law"). Furthermore, pursuant to the Securities Law, the Company deems Mr. Yosef Elovitch21, the brother of Mr. Shaul Elovitch, as a joint shareholder with Mr. Shaul Elovitch, and therefore as a controlling shareholder in the Company.

18
As at reporting date, all the options, which were allotted in tranches, have vested and may be exercised up to the end of five years from date of vesting of the third options tranche (i.e. by January 25, 2019).

19	Cf. Footnote 18 above.

It should be noted that Ms. Iris Elovitch, the wife of Mr. Shaul Elovitch holds a negligible amount of Bezeq shares and Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, jointly hold a negligible amount of Bezeq shares.  In addition, Ms. Elovitch and other family members of Mr. Shaul Elovitch hold shares of Internet Gold and BComm in negligible amounts of their issued and paid-up share capital.

It is noted that B Communications 2 is the holder of 819,369,560 Bezeq shares. 814,211,545 of these shares are held in trust by Mishmeret Trust Services Co. Ltd. ("Mishmeret"), as trustee for B Communications (S.P. 2) Ltd as the owners on the one hand, and for holders of debentures (USD series 144B) issued by B Communications, and various other entities with which B Communications engaged with regard to these debentures, as collateral under the said issue. The remaining of the shares (5,158,015 shares) is held by B Communications 2, and is pledged as collateral in favor of debenture holders and the entities defined above.

Furthermore, in addition to the foregoing, B Communications is the owner and indirect holder of 24,504,153 shares of Bezeq.

8.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company's knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest, which the Company, its subsidiaries or its related companies engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the reporting date, and for details regarding the companies’ negligible transactions guidelines see Note 27 to the consolidated financial statements’

Decisions of the audit committee, subsequent to Amendment 22 to the Companies Law, 1999 (“Companies Law”)

In accordance with the provisions of section 117 (1B) of the Companies Law (in accordance with amendment 22 to the Companies Law), that was enacted after the date of this report, the Audit Committee resolved in its meeting dated January 7, 2014 the following:

1.	The application of a competitive process

Pursuant to the provisions of section 117 (1B) of the Companies Law, the audit committee decided that a competitive process for its transactions with its subsidiaries22, in which its controlling shareholders have a personal interest, is mandatory, whether such transactions are extraordinary or regular transactions (the "Transactions"), as set out below:

1.1
The competitive process will be monitored by a supervisor (the chief legal counsel of the relevant company or the one appointed by the audit committee with regard to a specific transaction) (the "Supervisor").

20
To the best of the Company's knowlege, the controlling shareholders in Eurocom Communications are as follows: a) Eurocom Holdings (1979) Ltd., which holds 50.33% of the issued and paid up share capital of Eurocom Communications; Eurocom Holdings (1979) is a private company held by Mr. Shaul Elovitch, who holds 80% of its ordinary shares and 75% of its management shares, and his brother Mr. Yosef Elovitch, who holds 20% of its ordinary shares and 25% of its management shares; b) The four private companies owned by Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch (at rates of 80% and 20%, respectively), hold 49% of the issued and paid up share capital of Eurocom Communications (Eurocom Asset Holdings Ltd., Eurocom AssetsLtd., Eurocom Technology Management (2005) Ltd., Eurocom Communications Holdings (2005) Ltd.); C. Mr. Shaul Elovitch, who holds 0.67% of the issued and paid up share capital of Eurocom Communications

21	See. Footnote 20 above.

22	This decision also refers to DBS, although it is not a subsidiary.

1.2
In the competitive process at least three competitors offering similar or alternative products or services will be invited to tender, in one of three methods as set out below, to be determined in advance for each procedure, at the discretion of the Company or the relevant subsidiary:

-
Pricing - i.e. invitation to tender followed by negotiations with potential competitors in an attempt to improve the proposals, from the Company's point of view, (in this method, the related party will not be the last to be invited to tender);

-	Online competition;

-	Tenders are submitted without an option for further negotiation once submitted.

If under the circumstances, it is not practically possible to invite at least three competitors to tender, less competitors may be invited to tender with the prior written consent of the Supervisor. In such case, the Supervisor and the VP of the relevant division will provide a written explanation of the reasons for the audit committee, together with the material to be given to the committee for approving the transaction.

1.3	Competitive process criteria

-	The competitive process criterion will be the Company's overall cost (price and all related costs).

-
In addition, based on the essence and circumstances of the competitive process, the Company may prescribe, with the approval of the relevant VP, additional criteria and weight them accordingly, from the list below:

Compliance with technical requirements; quality; system structure and configuration; functionality and performance; monitoring, management and security; support services; bidder's previous experience; previous experience with the Company; bidder's reliability; availability and delivery time schedules; positioning.

-	Furthermore, the competitive process may include preset threshold prerequisite conditions, or not.

-	The criteria will be reviewed and updated if needed by the audit committee, once a year.

1.4	Other process

In the following cases, another process, as described, will be enforced:

-
Transactions can be carried out for products/services provided by the Company and its subsidiaries to their customers under the following conditions: They will be provided: (a) with regard to the Company and its subsidiaries, other than Pelephone, at the same price, as fixed in their tariff list or the terms of marketing campaigns, as may be offered from time to time, that they are provided to other customers of the same company in similar deals; (b) with regard to Pelephone, at the same terms under which they are provided to three other customers with similar scope and other relevant characteristics.

-
Transactions carried out under similar terms as transactions under a competitive process as the process described herein, except if less than one year has passed since the date of the original transaction, and with regard to such transactions related to special developments for the Company, except if less than three years have passed since the date of the original transaction, and provided that the Supervisor gave prior written consent that there have been no changes in the relevant technologies or business environment that may justify renewing the competitive process.

-	Transactions that only benefit the company.

-
Situations in which, due to special circumstances, a competitive process is not practical or could harm the terms of the transaction that the Company can achieve (such as transactions where there is a single supplier, loss of warranty due to engaging with another supplier, etc., and with the prior written consent of the Supervisor). In such cases, notwithstanding the competitive process, the transactions will be carried out at market prices and when there isn't sufficient information regarding market prices for such transactions, outside expert opinion regarding the terms of the transaction, or alternatively, other appropriate mechanisms that match the specific circumstances, may be considered.

It is hereby clarified that all the transactions set out in sections 1.4.1 through 1.4.4 above will be reviewed by the audit committee before approval, to assess their feasibility, fairness and contribution to the Company.

2.	Approval of transactions in which the controlling shareholder has a personal interest

All transactions of the Company and its subsidiaries23 in which the controlling shareholders of the Company have a personal interest, including transactions that are routine, whether substantial or immaterial, are approved by the audit committee and then by the board of directors.

9.	Regulation 24: Holdings of interested parties and senior officers in shares and other securities of the Company, a subsidiary or related company, as close as possible to the reporting date

A.	Company shares and securities convertible into shares of the Company

Details of holdings of interested parties and executive officers of the Company are presented in this report by way of reference to the report on the holdings of the Company's interested parties and executive officers dated March 5, 2014.

B.	The Company’s other securities

As at the date of the periodic report, 440,050,000 debentures of NIS 1 par value each (Series 5) of the Company are held by the subsidiary, Bezeq Zahav (Holdings) Ltd.

C.	Securities of a related company

As at the date of the periodic report, 15,015 DBS shares, constituting 50.22% of the issued equity are held by Eurocom DBS Ltd., a company indirectly controlled by Mr. Shaul Elovitch (the indirect controlling shareholder of the Company). For further information pertaining to trusteeship of these rights in shares pursuant to the conditions of the regulatory approvals for the acquisition of control of the Company by B Communications, see sections 1.1.2 and 1.6.5B of Chapter A of the periodic report - Description of the Company's Businesses.

10.	Regulation 24 A: Registered capital, issued capital, and convertible securities

A.	Registered capital and issued capital:

The Company's registered equity as at the publication date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each (the "Ordinary Shares").

The Company's issued and paid up share capital as at the publication date of the periodic report is 2,730,824,929 ordinary shares.

B.	The 2007 Options Plan for Managers and Senior Employees

Under the options plan for managers and senior employees, which includes up to 65,000,000 options earmarked for exercise into up to 65,000,000 Company shares (less disposals), as at the date of the periodic report 58,916,667 options, exercisable into ordinary shares of NIS 1 par value each of the Company, have been allotted, at weighted exercise price of NIS 3.27. As at the publication date of the periodic report, 58,449,954 of these options have been exercised into shares and the balance of unexercised options is 466,713. The plan will be valid until December 31, 2017.

C.	2010 Employee Options Plan

In accordance with the employee options plan, which includes up to 70,000,000 shares of the Company of NIS 1 par value each (which includes 87,455 options allotted to two employee directors, on January 25, 2011 under a private placement report dated December 20, 2010) (less disposals), 66,374,943 options are exercisable into ordinary shares of NIS 1 par value each were allotted at weighted exercise price of NIS 4.12. As at the publication date of the periodic report, 10,879,856 of these options have been exercised into shares and the balance of unexercised options is 55,495,087. The plan will be valid until December 31, 2018.

23	This decision also refers to DBS, although it is not a subsidiary.

11.	Standard 24B: Register of Shareholders

The Company's Register of Shareholders is presented in this report by way of reference to the Company's statement of equity and from the registered securities of the Company and adjustments made on March 5, 2014

12.	Regulation 25A Registered Address of the Company

Address: 132 Menachem Begin Avenue, Azrieli Center, (Triangle Tower), 27th Floor, Tel Aviv

Telephone 1:  03-626-2200; Telephone 2: 03-626-2201; Fax: 03-626-2209

Email: linoryo@bezeq.co.il (Company Secretary)

13.	Regulation 26: Directors of the company

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Shaul Elovitch 042089367 January 4, 1948 Israeli	2 Dov Friedman Street, Ramat Gan, 5250301	Chairman of the board of directors, member of the security committee The director is not an external director.	No	April 14, 2010
Occupation during past five years: Chairman and owner of Eurocom Group for more than 25 years.
The companies in which he serves as a director: Chair of the board of the following companies: Pelephone Communications Ltd. – Chairman; Bezeq International Ltd. – Chairman; Bezeq Zahav (Holdings) Ltd. – Chairman; Walla! Communications Ltd; Bezeq Online Ltd.; Eurocom Holdings (1979) Ltd.; Eurocom Communications Ltd.; Eurocom Cellular Communications Ltd.; Eurocom Industries (1986) Ltd.; Eurocom Digital Communications Ltd.; Trans-Global Industries PTE Ltd.;  Internet Gold – Golden Lines Ltd.; B Communications Ltd.; Eurocom DBS Ltd.;. Director of Eurocom Communications Holdings 2005 Ltd; D.B.S. Satellite Services (1998) Ltd; Eurocom Technologies Management (2005) Ltd.; Eurocom Assets Ltd.; Eurocom Assets Holdings Ltd; Eurocom General Management Ltd.;  D.M. (3000) Engineering Ltd.; Space Communication Ltd.; Satcom Systems Ltd.;  Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Satlink Communication Ltd.;  Ltd.; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom Holdings and Investment Ltd.; Eurocom Management and Investment Ltd.; Eurocom Investment Management 2005 Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A. Ltd.; Eurocom Project Management (1990) Ltd.; MNB Tulip Trustees (2002) Ltd.; Shem VeTehila Assets and Investments Ltd.

Father of Or Elovitch and father-inlaw of Orna Elovitch Peled who, inter alia, serve as officers in Bezeq and its subsidiaries and/or related companies. Brother of Yosef Elovitch, controlling shareholder (indirect) of Bezeq
Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yitzhak Edelman: 50066174 July 1, 1950 Israeli	9 Rahel Hmeshoreret St., Herzliya	Audit Committee, Committee for reviewing financial statements, Compensations committee, Committee for the Company’s holdings in YES The director is an external director.	No.	February 1, 2008 (term of office extended by a further 3 years as of February 1, 2011)
Education: BA Accounting and Economics from Tel Aviv University; Advanced Business Management course at Harvard; Coordinator of Financial Management course for MA Accounting and Economics at Bar Ilan University
The companies in which he serves as a director: Bank of Israel; AVT; Love Foundation (Beit Issie Shapiro); Beit Zvi - School of Performing Arts; Swiftnet Co. Ltd. (external director)
						No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director
Orna Elovitch Peled 028735587 June 8, 1971 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	No	April 14, 2010
Education: B.Sc. majoring in Finance and Economics, New York Institute of Technology.
Executive MBA - Recanati College international MBA program

Occupation during past five years: CEO , McCann Boutique; 2005-2009
The companies in which she serves as a director: D.B.S. Satellite Services (1998) Ltd. and Bezeq International Ltd.; Walla Communications Ltd., Orna Nadav Peled Ltd.
						Wife of Mr. Or Elovitch, a director at the Company and daughter-in-law of Mr. Shaul Elovitch, the controlling shareholder (through holdings).	No
Or Elovitch 038475117 May 24, 1976 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010
Education: BA in Business Administration, College of Management; MBA majoring in Finance, City University of New York
Occupation during past five years: CEO of Eurocom Communications Ltd. as of 2011, Executive VP Business Development and Investments in Eurocom Communications Ltd. until 2011;
The companies in which he serves as a director: Chair of the board of the following companies: Space-Communications; board of directors of Eurocom Capital Finances Ltd.; board of directors of  Enlight Renewable Energy Solutions Ltd. Director of Satcom Systems Ltd.; B Communications Ltd.; Pelephone Communications Ltd.; DBS Satellite Services (1998) Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla! Communications Ltd. (and other private Walla Group companies - Coral Tel Ltd., Kama Price Comparison, Shopmind Ltd.); B Communications (S.P.1); B Communications (S.P.2); Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Telserve Limited (owned by Stacom Group); Satlink Communications Ltd.; E.G.R.E, Ltd.; Eitag Ltd.; E.G.R.E. (USA) Ltd.; Pilat Media Global PLC Ltd. and The Time Innovations Ltd.

Son of Shaul Elovitch, the controlling shareholder of the Company and husband of Orna Elovitch-Peled who serves as a director of the Company, and nephew of Yosef Elovitch (brother of Shaul Elovitch), a controlling shareholder (through holdings) of Bezeq
Yes

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Eldad Ben-Moshe 058774290 June 8, 1964 Israeli	17 Bazelet Street, Shoham, 60850	Audit committee. The director is not an external director. The director is an independent director.	No.	April 14, 2010
Education: B.A. in Accounting and Economics, Tel Aviv University; MBA, Tel-Aviv University and Certified Public Accountant
Occupation during past five years: CEO of Inrom Industries Ltd. and Inrom Building Industries Ltd. Group;
Chair of the board of the following companies:
Ytong, Ltd.; Ytong Flooring Ltd.; Carmit Mister Fix Ltd.; Alony Marble Ltd.; Orlite Industries (Millennium 2000) Ltd.; Ordan Metal and Casting Industries, Ltd.; Module Concrete Industries (1975) Ltd.; Nirlat Paints, Ltd.; Anan Dvash Ltd
The companies in which he serves as a director: Inrom Building Industries Ltd.; Ham-Let (Israel-Canada) Ltd.; Gomix Partnership Management Co. Ltd.; Gomix Limited Partnership; Nirlat Ltd.; Nimni Paints North Ltd.; Univercol Colors Ltd.; Link Color NA INC.; K.A.R. Parket (1995) Ltd.;  Urdan Industries (USA) Inc
						No	Yes
Felix Cohen: 26809806 Dec 14, 1953 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	No The director is not an external director.	Yes, see details of employment during past five years	April 14, 2010
Education: High School
Occupation during past five years: CFO of Eurocom Group.
The companies in which he serves as a director during past five years: until 2011 director of E.G.R.E, Ltd.;
The companies in which he serves as a director:  Internet Gold – Golden Lines Ltd.; D.M. (3000) Engineering Ltd.; Enlight Renewable Energy Ltd.; Bezeq International Ltd.; Bezeq Online; Space Communications Ltd.; Walla Communications Ltd.
						No	Yes
Rami Nomkin: 042642306 Jan 14, 1949 Israeli	126 Mohaliver Street, Yahud	No The director is not an external director.	Yes, see details of employment during past five years	Jan 17, 2007	Education: High School Occupation during past five years: From 2009, manager of Bezeq's sales department; from 2011 – employee of Bezeq spokesperson division; The director is an employee director.	No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Mordechai Keret 054759915 May 7, 1957 Israeli	12 Hanurit Street, Tel Mond
Audit committee - Chair; Remuneration committee - Chair; committee for reviewing of financial statements; security committee and internal enforcement committee; committee for reviewing the Company's holdings in YES
The director is an external director.
			No.	Feb 4, 2010
Education: CPA -  BA  in Accounting and Finance, Tel Aviv University
Occupation during past five years: CEO and owner of Keret Management and Holdings from 2002 to present;
The companies in which he serves as a director during past five years: Director of Gmul Investment Company Ltd. 12/2007-7/2009; Director of Gmul Real Estate Ltd. 12/2007-7/2009.
The companies in which he serves as a director: TIA Investment Co. Ltd. – external director, Priortech Ltd.; ISSTA Lines, Ltd.; ISSTA Israel Student Travel Co. Ltd.; Histour Eltive Ltd; Shirliad Sea City (2009) Ltd.; Shirliad Holdings Ltd.; Keret Managment an Holdings Ltd.
					No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director
Amikam Shorer 059821983 July 27, 1967 Israeli	2 Dov Friedman Street, Ramat Gan, 52503	Security committee, internal enforcement committee The director is not an external director.	No.	April 14, 2010
Education: BA LLB, Bar Ilan University Qualified lawyer
Occupation during past five years: Executive VP Business Affairs at Eurocom - Communications Ltd. 2005 - 2011; CEO Enlight Renewable Energy Ltd. (formerly Sahar Investments Ltd.) 2008-2010; CEO of E.G.R.E Ltd. 2008-2010
The companies in which he serves as a director: Chair of the board  and vice Chair of the following companies: Satcom Systems Ltd.; Eurocom Communications Ltd. E.G.R.E Ltd. director of Enlight Renewable Energy Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; DBS Satellite Services (1998) Ltd.; Walla! Communications Ltd.; Bezeq Online Ltd.; Bezeq Zahav (Holdings) Ltd.; Space Communications Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com, Ltd.; I.P. Planet Network Ltd.; Satlink Communications Ltd.; Internet Gold – Golden Lines Ltd.; Phoenix Data Pty. Ltd.; B Communications (SP 1); B Communications (SP 2); Eurocom Capital Underwriting Ltd.; Eurocom Capital Finances Ltd.; Enlight Renewable Energy Ltd.; E.G. R.E. Ltd.; Eitag Ltd.; E.G.R.E. (USA) Ltd.; Ranitech Yezum 2007 Ltd.; IP Planet Network; TCL Teleserve Communications Ltd.; TNL Teleserve Network Ltd.; Teleserve Ltd.; Israsat International Communications Ltd.; Eurocom Capital Underwriting Ltd.
					No	No

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Date of commencement of term of office:	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yehoshua Rosenzweig 013841069 Aug 17, 1952 Israeli	c/o Agmon - Electra Building, 98 Yigal Alon Street, 46-47th floor, Tel Aviv 6789141
Internal enforcement committee - Chair; audit committee; committee for reviewing financial statements; remuneration committee

The director is not an external director.

 The director is an independent director.
			No (other than as a director in subsidiaries)	Nov 22, 2010
Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.
Occupation during past five years: (a) Law firms: from 2005 Attorney at Rosenzweig & Aviram Law firm; from 2012 Attorney at Agmon & Co. , Rosenzweig HaCohen & Co. law firms. (b) Business / public: Chair of Bar Ilan University Executive Committee (since 2009); Chair of advisory committee to the Government Companies Authority (since 2011).
The companies in which he serves as a director: Waterfall Solutions Ltd. - Chair; Gita Technologies Ltd. – Chair; Rosenram Development Co. Ltd.; Pelephone Communications Ltd.; Bezeq International Ltd.; Bezeq Zahav (Holdings) Ltd.; Rosenram Trust Co. Ltd.; Rosenzweig Legal Services Ltd.; Rosetta Green Ltd.; Rosetta Genomics Ltd.; Solarpower Systems Ltd.; Alrov Real Estate & Hotels Ltd.; Tzohar Simulation Investments Ltd., Babua Advanced Sciences Ltd., Babua Simulation Investments (1996) Ltd.
					No	Yes
Tali Simon 024017006 Mar 7, 1969 Israeli	26 Meir Ya'ari St., Tel Aviv	Audit committee; compensations committee; committee for reviewing of financial statements; committee for reviewing the Company's holdings in YES The director is an external director..	No.	Jan 21, 2013
Education: CPA, BA Economics and Accounting, Ben Gurion University
Occupation during past five years: CFO at Gazit Globe Israel (Development) Ltd.
The companies in which she serves as a director during past five years: External director at Fungaya Real Estate Ltd. 8/2010 - 5/2011
The companies in which she serves as a director – Acad Construction and Investments Ltd.; Acad Equipment (1979) Ltd.
G BULGARIA EAD
 PLOVDIV RETAIL CENTER AD TRIDENTAD
G MACEDONIA DOOEL
Horev Center Management Company Ltd.
					No	Yes. The Company considers the director as having accounting and financial expertise and as an external expert director

Yair David served as a director throughout the reporting period, terminating his service thereafter:

Name I.D.: Date of birth: Citizenship:	Address for delivery of court notices:	Membership on Board of Directors Committees: Serves as an external or independent director	Employee of the Company, a subsidiary, related company or interested party:	Term of office	Education and employment during the past five years and details of the companies in which he serves as a director:	Related to other interested parties in the Company:	Does the Company consider the director as having accounting and financial expertise
Yair David 058418401 Apr 23, 1964 Israeli	7/8 Oranim, Afula	No The director is not an external director.	Yes, see details of employment during past five years	Oct 11, 2012 – Feb 4, 2014
Education: BA Business Administration - Ruppin Academic Center, Diploma Industrial and Management Engineering in Marketing - Bezeq College
Occupation during past five years: Infrastructure Maintenance Dept. of North Execution Division 2007-2009;  Narrow band Dept. of North Execution Div. 2009-2011; Contractor Supervision of North Execution Div. 2011-2012
The director is an employee director.
						No	No

14.	Regulation 26A Senior office holders:

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Stella Handler	016750549	Dec 4, 1961	Apr 14, 2013	CEO	Yes. Interested party in the Corporation by her office as Company CEO.
MA in economics from the Hebrew University in Jerusalem
MBA, Hebrew University in Jerusalem
2011-2013 Chair of board of directors of HOT Communications Systems Ltd.
2003-2011 – CEO 012 Telecom Smile Ltd

Ran Guron	024113268	Dec 25, 1968	Jan 9, 2006	Deputy CEO and VP Marketing	No.	BA Economics and Business Administration, Hebrew University MBA, Hebrew University
Dudu Mizrachi	024810368	Jan 28, 1970	Jun 28, 2007	Deputy CEO and CFO	No.	BA Economics, Hebrew University in Jerusalem 2007-2012 VP Economics and Budgets at Bezeq
Guy Hadas	029654472	Sept 8, 72	Dec 9, 2007	VP Corporate Communications	No	BA in Economics and Media, Tel Aviv University MBA, Tel Aviv University
Itamar Harel	028054666	Oct 18, 1970	Oct 25, 2007	VP, Manager of Private Division	No	MBA in Marketing and Accounting, Hebrew University

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Linor Yochelman	032037939	Feb 11, 1975	Aug 19, 2007
In charge of internal enforcement and Company Secretary
Company secretary of subsidiaries: Bezeq International Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.; Walla Communications Ltd. and Company Secretary of Walla Communications Ltd. subsidiaries: Coral Tel Ltd.; Yoram Limudim Ltd., Jobciti Ltd., Kama Price Comparison Ltd., Yad 2 Car Pricelist Ltd.
					No	BA Business Administration, Interdisciplinary Center, Herzliya LL.B, Interdisciplinary Center, Herzliya Director in the Oil Commission
Ehud Mezuman:	052176336	Feb 17, 1954	Oct 25, 2007	VP Human Resources	No	3 years studies at Tel Aviv University – Social Sciences (no degree) 2005-2007 – Deputy VP Human Resources and Director of Management Development Department
Amir Nachlieli	23012313	May 30, 1967	Jan 1, 2009	VP, Legal Counsel	No	MBA (expanded major in Finance), Tel Aviv University BA Economics, Hebrew University LL.B, Hebrew University
Danny Oz:	054299953	Jun 16, 1956	Sept 1, 1998	Controller and deputy CFO	No	BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License EMBA – Integrative Administration, Hebrew University Since September 1998 – Company Controller
Yaakov Paz	058610999	Oct 21, 1963	Nov 1, 2007	VP, Manager of Business Division	No
Sharon Fleischer Ben Yehuda	028531648	Apr 25, 1971	Jun 1, 2006	VP Regulation	No	BA Political Science, , Hebrew University in Jerusalem MA Public Policy and Administration, Hebrew University
Yuval Keinan	032089245	Feb 23, 1975	Aug 1, 2007	VP IT and Network	No	BA Computer Science, Merci College
Eyal Kamil	057248999	Aug 30, 1961	Dec 5, 06	VP Operations & Logistics	No	BA, Industrial Engineering & Management, Tel Aviv University MBA, Tel Aviv University
Lior Segal	025695701	Sept 9, 1973	Jan 24, 2011	Internal Auditor	No
MBA, LLB, BA Accounting and Diploma in Accounting- all from the Tel Aviv University; Diploma in internal and public auditing on behalf of the IMC Israel Bar Association license and Israel CPA license
Head of Internal Procedures and Control since 2009; Corporate Governance Officer since 2010; both at Bezeq, until appointment as internal auditor;

Name	I.D.:	Date of birth:	Date of commencement of term of office:	The office he holds in the Company:	Is he and interested party in the Company or a family member of another senior officer or of an interested party:	Education and business experience over the past five years:
Gil Sharon	058381351	Sept 12, 1963	Oct 11, 2005	CEO of subsidiary, Pelephone Communications Ltd.	No	BA Economics and Business Administration, Hebrew University; MBA Business Administration, Tel Aviv University
Yitzhak Benbenisti	059146415	Jan 21, 1965	On February 10, 2014 gave notice of the termination of his office on August 11, 2014.	CEO of the subsidiary, Bezeq International Ltd.	No	BA Economics, Hebrew University MBA (expanded major in Finance and Marketing), Hebrew University

Avraham Gabbay ceased serving as CEO of the Company in April 2013.

15.	Regulation 27: The Auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: 17 Ha’arba’a St.

Millennium Tower KPMG

Tel Aviv, 64739

Tel: 03-684-8000

16.
Regulation 29 (A) Recommendations and Resolutions of the Board of Directors before the General Meeting and their Resolutions which are not subject to the approval of the General Meeting for the issues prescribed in Regulation 29(A)

A.	For information pertaining to extraordinary transactions see Note 27.5.2 to the financial statements

B.	Resolution adopted on March 13, 2013 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 861 million.

C.	Resolution adopted on August 4, 2013 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 969 million.

D.	Resolution adopted on March 5, 2014 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 802 million.

17.	Regulation 29 (C): Resolutions adopted at an Extraordinary General Meeting

A.	Appointment of Ms Tali Simon as an external director of the Company and extension of the office of Mr. Mordechai Keret as an external director of the Company (resolution adopted on January 21, 2013).

B.
Approval by vote in DBS shareholders meeting in favor of extending and amending the agreement between DBS and Advanced Digital Broadcast S.A. and Eurocom Digital Communications Ltd. - see Note 27.5.2 to the financial statements (resolution adopted on January 21, 2013).

C.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 861 million. (Resolution dated April 24, 2013).

D.	Approval of the appointment of Somekh Chaikin & Co. accounting firm as the Company's auditors for 2013 and the board of directors authority to determine their fee (Resolution dated April 24, 2013).

E.
Board of directors election of the following directors to an additional term of office in the Company: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Eldad Ben Moshe, Amikam Shorer, Felix Cohen, Rami Nomkin (employee director), Yair David (employee director) (resigned on February 4, 2014) and Yehoshua Rosenzweig  (Resolution adopted on April 24, 2013).

F.
Approval of terms of office and employment of the Company's CEO, Ms Stella Handler, approval of bonus goals for the Company's CEO for 2013 and providing letter of undertaking to indemnify (resolution adopted on May 8, 2013.

G.
Approval of the Company's engagement with Eurocom Communications in an updated agreement for providing management and consultancy services to the Company (resolution adopted on June 13, 2013). See Note 27.5.2 to the financial statements.

H.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 969 million. (Resolution adopted on August 27, 2013).

I.	Approval of the Company's remuneration policy (resolution adopted on September 3, 2013). For further information see section 2.9.6 of Chapter A of this report.

J.
Subsequent to the reporting period the general meeting of the Company resolved to reappoint Yitzhak Edelman for an additional term of office as an external director of the Company, and to approve DBS's purchase of an additional quantity of decoders and power supplies from Eurocom Communications and Advanced Digital Broadcast S.A. (resolution adopted on January 27, 2014). For details see  Note 27.5.2 to the financial statements.

K.
It should be noted that on February 2, 2014 the Company announced the convening of the Company's general meeting, as amended on March 5, 2014 (to be convened on March 19, 2014). The agenda of the meeting includes approval of the addendum to the Company's remuneration policy and approval of the performance based compensation goals (goals for the annual bonus) for the Company's CEO for 2014.

L.
On March 6, 2014 the Company announced the convening of an extraordinary general meeting of the Company (to convene on March 27, 2014), whereby on the agenda for the meeting is approval of the distribution of a cash dividend to the Company's shareholders in a total amount of NIS 802 million.

18.	Regulation 29A(4): Directors and officers liability insurances and undertaking to indemnify officers

For further information regarding exemption, insurance and obligation of indemnification of officers see Note 27.8 to the financial statements.

March 5, 2014
Bezeq – The Israel Telecommunication Corp Ltd.	Date

Signatories and their positions:

Shaul Elovitch (Chairman of Board of Directors)

Stella Handler, CEO